Filed Pursuant to Rule 433

Supplementing the Preliminary Pricing Supplement No. 23 dated May 3, 2017

(To Prospectus dated February 19, 2015 and

Prospectus Supplement dated May 6, 2015)

Registration Statement No. 333-202185

AVALONBAY COMMUNITIES, INC.

TERMS OF THE NOTES

Medium-Term Notes—Fixed Rate

3.350% Notes due 2027

Principal Amount: $400,000,000	Issue Price (Public Offering Price): 99.654%
Net Proceeds (before expenses) to the Company: $396,016,000	Agents’ Discount Commission: 0.650%
Stated Maturity Date: May 15, 2027	Interest Rate: 3.350%
Original Issue Date: May 12, 2017	CUSIP: 05348E BA6
Interest Payment Dates: May 15 and November 15	First Interest Payment Date: November 15, 2017

Redemption:

☐                                   The Notes cannot be redeemed prior to the Stated Maturity Date at the option of the Company.

☒                                The Notes may be redeemed prior to the Stated Maturity Date at the option of the Company.

Initial Redemption Date: At any time prior to the Stated Maturity Date. See Additional/Other Terms.

Initial Redemption Percentage/Redemption Price: See Additional/Other Terms.

Annual Redemption Percentage Reduction: N/A

Optional Repayment:

☒                                The Notes cannot be required to be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.

☐                                   The Notes can be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.

Optional Repayment Dates:

Repayment Price:       %

Currency:

Specified Currency: U.S. Dollars (If other than U.S. Dollars, see attached)

Minimum Denominations:

(Applicable only if Specified Currency is other than U.S. Dollars)

Original Issue Discount (“OID”):    ☐ Yes    ☒ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form:    ☒ Book-Entry    ☐ Certificated

Additional/Other Terms:

Other Terms:

Reopening of Issue.  The Company may, from time to time and without the consent of the noteholders, reopen an issue of notes and issue additional notes having the same terms and conditions (including maturity, interest payment terms and CUSIP number) as notes issued on an earlier date, except for the issue date, issue price and, if applicable, the first payment of interest. After such additional notes are issued, they will be fungible with the notes issued on such earlier date.

Optional Redemption. The Notes may be redeemed at any time at the option of AvalonBay, in whole or in part, upon notice of not more than 45 and not less than 15 days prior to the date fixed for redemption (each, a “Redemption Date”), at a Redemption Price equal to the sum of (i) the principal amount of the Notes being redeemed, plus accrued interest thereon to the Redemption Date and (ii) the Make-Whole Amount, if any, with respect to such Notes. If the Notes are redeemed on or after 90 days prior to the Stated Maturity Date (the “Par Call Date”), the Redemption Price will equal 100% of the principal amount of the Notes being redeemed plus accrued interest thereon to the Redemption Date.

Acceleration of Maturity; Make-Whole Amount. If an Event of Default with respect to the Notes that are then outstanding occurs and is continuing, and pursuant to Section 2.7 of the Amended and Restated Third Supplemental Indenture dated as of July 10, 2000 (the “Third Supplemental Indenture”), the Trustee or the Holders of not less than 25% in principal amount of the then outstanding Notes of this series shall have declared the principal amount (or, if the Notes of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms hereof) of all the Notes of this series to be due and payable immediately, by a notice in writing to AvalonBay (and to the Trustee if given by the Holders), then upon any such declaration such principal, or specified portion thereof, plus accrued interest to the date the Notes of this series are paid, plus the Make-Whole Amount on this series of Notes, shall become immediately due and payable. With respect to the Notes of this series, if an Event of Default set forth in Section 501(6) of the Indenture, dated as of January 16, 1998, between AvalonBay and the Trustee (the “Indenture”) occurs and is continuing, such that pursuant to Section 2.7 of the Third Supplemental Indenture all the Notes of this series are immediately due and payable, without notice to AvalonBay, at the principal amount thereof (or, if the Notes of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms of this series of Notes), plus accrued interest to the date this series of Notes are paid, then the Make-Whole Amount on this series of Notes shall also be immediately due and payable.

Definitions.  Terms used but not defined herein shall have the meanings set forth in the Indenture and the Third Supplemental Indenture. The following terms shall have the following meanings:

“Make-Whole Amount” means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar to the Par Call Date, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of Redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had been made on the Par Call Date, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

“Reinvestment Rate” means twenty (20) basis points plus the arithmetic mean of the yields  under the respective headings “This Week” and “Last Week” published in the Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to the Par Call Date, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by AvalonBay.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, the Company or any agent participating in the offering will arrange to send you the prospectus if you request it.